Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which are filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and Bylaws for additional information.

We are authorized to issue up to 110,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, $0.00001 par value, of which 20,000 have been designated as Series A Super Voting Preferred Stock, $0.00001 par value (the “Series A Super Voting Preferred Stock”). As of March 31, 2025, there were 45,211,422 shares of our Common Stock outstanding and 20,000 shares of our Series A Super Voting Preferred Stock outstanding.

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Our Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The holders of our Common Stock are entitled to receive dividends if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share rateably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock.

Rights and Preferences. Holders of our Common Stock have no pre-emptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

Fully Paid and Nonassessable. All of our outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, fully paid and nonassessable.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. Our Certificate of Incorporation also provides that this choice of forum provision does not apply to claims arising under federal securities laws.

Preferred Stock

This section describes the general terms and provisions of our Series A Super Voting Preferred Stock, and Series B Convertible Preferred Stock.

As of March 31, 2025, we have designated and issued 20,000 shares of preferred stock as Series A Super Voting Preferred Stock, and designated, and issued (subject to additional closing conditions), 1,600,000 shares of newly designated Series B Convertible Preferred Stock (“Series B Preferred Stock”). We will fix the rights, preferences, privileges, and restrictions of the preferred stock of each series in the certificate of designations relating to that series.

Section 242 of DGCL provides that the holders of each class or series of stock will have the right to vote separately as a class on certain amendments to our certificate of incorporation, as amended, that would affect the class or series of preferred stock, as applicable. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Series A Super Voting Preferred Stock

The following is a summary of the terms of our Series A Super Voting Preferred Stock

Voting Rights. Each share of our Series A Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Dividend Rights. The holders of our Series A Super Voting Preferred Stock are not entitled to any dividend rights.

Liquidation Rights. The holders of our Series A Super Voting Preferred Stock are not entitled to any liquidation preference.

Other Matters. The holders of our Series A Super Voting Preferred Stock have no subscription, redemption or conversion privileges and are not subject to redemption. Our Series A Super Voting Preferred Stock does not entitle its holders to pre-emptive rights. All of the outstanding shares of our Series A Super Voting Preferred Stock are fully paid and non-assessable.

Description of the Series B Convertible Preferred Stock

Conversion Rights

Each share of Series B Convertible Preferred Stock has a stated value of $4.50 and is convertible into 10 shares of the Common Stock at the option of the holder, after the Stockholder Approval (as may be required by the applicable rules and regulations of The Nasdaq Stock Market LLC (or any successor entity).

Voting Rights

The holders of the Series B Convertible Preferred Stock are not entitled to vote with the Common Stock.

Dividend Rights

The holders of the Series B Convertible Preferred Stock are not entitled to receive dividends paid on the Company’s Common Stock.

Liquidation Rights

In the event of liquidation, dissolution, or winding up of the Company, the holders of Series B Convertible Preferred Stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of Series B Convertible Preferred Stock if such shares had been converted to Common Stock

Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “HCTI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Pl, Woodmere, NY 11598, and the telephone number is (212) 828-8436.